UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-33272
ISOTIS, INC.

(Exact name of registrant as specified in its charter)
2 Goodyear
Irvine, California 92618
(949) 595-8710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $0.0001

(Title of each class of securities covered by this Form)
Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐

Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  1
     Effective October 29, 2007, IsoTis, Inc. (the “Company”) was merged with and into Ice MergerCorp, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Integra LifeSciences Holdings Corporation, a Delaware corporation (“Integra”), pursuant to which, all of the Company’s shares were purchased by Integra.
     The Company now has one stockholder, Integra.
     Pursuant to the requirements of the Securities Exchange Act of 1934, IsoTis, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 29, 2007	By:	/s/ Robert J. Morocco
Robert J. Morocco
Chief Financial Officer/Treasurer and Secretary